UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25
NOTIFICATION OF LATE FILING

SEC File Number: 001-14845
CUSIP Number: 896239100

(Check one):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K
☒ Form 10-Q ☐ Form 10-D ☐ Form N-CEN ☐ Form N-CSR
For Period Ended: September 27, 2024

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
For the Transition Period Ended: __________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION
Trimble Inc.
Full Name of Registrant
N/A
Former Name if Applicable
10368 Westmoor Drive
Address of Principal Executive Office (Street and Number)
Westminster, CO 80021
City, State and Zip Code
PART II - RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report portion thereof, could not be filed within the prescribed time period.
Trimble Inc. (the “Company”) is unable to file its Quarterly Report on Form 10-Q for the period ended September 27, 2024 (the “Q3 Form 10-Q”) by the prescribed due date without unreasonable effort or expense because of the circumstances described below.
As previously disclosed, the Company is working diligently with Ernst & Young LLP (“EY”), the Company’s independent registered public accounting firm, to complete the previously disclosed assessment of the impacts related to the Company’s internal controls over financial reporting. EY has been performing and continues to perform incremental audit procedures responsive to the identified material weaknesses. Based on the work to date, management has not identified any errors that would result in a restatement to the consolidated financial statements for the periods presented in the Company’s Annual Report on Form 10-K (the “Form 10-K”), originally filed with the SEC on February 26, 2024, or for any previously released financial results. Furthermore, EY has not withdrawn its audit report on the financial statements included in the Form 10‑K.
Additionally, management, with the oversight of the Audit Committee of the Board of Directors of the Company, is currently taking actions to remediate the material weaknesses and is implementing additional processes and controls to address the underlying causes associated with the material weakness.
The Company intends to issue its full financial results for its third quarter ended September 27, 2024 when both the Company and EY complete the assessment of the impacts of the matters noted above.
As previously disclosed by the Company, the Nasdaq Stock Market LLC (“Nasdaq”) had granted the Company until November 11, 2024 to regain compliance with Nasdaq Listing Rule 5250(c)(1) (the “Listing Rule”), which requires companies with securities listed on Nasdaq to timely file all required periodic reports with the SEC. The Company announced on its Q3 2024 earnings call on November 6, 2024 that it does not expect that it will be able to file the Q3 Form 10-Q or the Quarterly Reports on Form 10-Q for the periods ended March 29, 2024 and June 28, 2024 by November 11, 2024 and expects to receive a Staff Delisting Determination from the Listing Qualifications Department of Nasdaq (the “Staff Determination”). The Staff Determination has no immediate effect and will not immediately result in the suspension of trading or delisting of the Company’s securities.
The Company intends to appeal the Staff Determination before a Nasdaq Hearing Panel (the “Hearing Panel”) and seek a further stay of any suspension or delisting action pending the hearing process in accordance with the procedures set forth in the Staff Determination. Hearings are typically scheduled to occur 30 to 45 days after the date of the request. Following the hearing, the Hearing Panel will issue a decision, which the Company may further appeal to the Nasdaq Listing Council for review. The Company believes it is well positioned, although not guaranteed, to be granted an extension. The extension would provide the Company and EY additional time to complete their work and for the Company to file its financials, thereby regaining compliance with the Listing Rule.
PART IV - OTHER INFORMATION
(1) Name and telephone number of person to contact in regard to this notification

Phillip Sawarynski	(720)	887-6100
(Name)	(Area Code)	(Telephone Number)
(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
Yes ☐ No ☒
As of the date of this Form 12b-25, the Company has not yet filed its Quarterly Reports on Form 10-Q for the periods ended March 29, 2024 and June 28, 2024.
(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes ☒ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.
On November 6, 2024, the Company issued a press release announcing financial results for its third quarter ended September 27, 2024 and included a copy of such press release as an exhibit to the Company’s Current Report on Form 8-K furnished by the Company with the Securities and Exchange Commission on November 6, 2024. Information about the Company's financial results for the three and nine months ended September 27, 2024 was included in such press release.
As noted in the press release, the Company’s results of operations for the three months ended September 27, 2024 are as follows:
•Revenue of $875.8 million for the three months ended September 27, 2024, compared to $957.3 million for the three months ended September 29, 2023
•GAAP operating income was $116.4 million for the three months ended September 27, 2024, compared to $121.3 million for the three months ended September 29, 2023
•GAAP net income was $40.6 million for the three months ended September 27, 2024, compared to $74.9 million for the three months ended September 29, 2023
•Diluted earnings per share was $0.16 on a GAAP basis for the three months ended September 27, 2024, compared to $0.30 for the three months ended September 29, 2023
As noted in the press release, the Company’s results of operations for the nine months ended September 27, 2024 are as follows:
•Revenue of $2,699.9 million for the nine months ended September 27, 2024, compared to $2,866.3 million for the nine months ended September 29, 2023
•GAAP operating income was $287.2 million for the nine months ended September 27, 2024, compared to $351.9 million for the nine months ended September 29, 2023
•GAAP net income was $1,414.2 million for the nine months ended September 27, 2024, compared to $248.3 million for the nine months ended September 29, 2023
•Diluted earnings per share was $5.73 on a GAAP basis for the nine months ended September 27, 2024, compared to $1.00 for the nine months ended September 29, 2023
The financial results are unaudited and subject to change pending the completion of the Form 10-Q.
Forward Looking Statements
This document contains forward-looking statements within the meaning of Section 21E of the Exchange Act of 1934, as amended, which are made pursuant to the safe harbor provisions of the Securities Litigation Reform Act of 1995. These statements include statements regarding the effectiveness of the Company’s internal controls; the Company’s expectation as to the anticipated timing of the filing of the Company’s Form 10-Q for the quarter ended September 27, 2024; the impact on preliminary financial results for the quarter ended September 27, 2024 as a result of the completed assessment by the Company and EY; the Company’s likelihood of success in appealing the Staff Determination and seeking an extended stay; the Nasdaq delisting process; as well as all statements that are not historical facts. While management has not identified any errors based on the work to date that would result in a restatement to the consolidated financial statements for the periods presented in the Form 10-K or for any previously released financial results, it is possible that errors could be discovered in the ongoing audit that could lead to such a restatement. These forward-looking statements are subject to change, and actual results may materially differ from those set forth in this Current Report due to certain risks and uncertainties. Factors that could cause or contribute to changes in such forward-looking statements include, but are not limited to, the results of EY’s completion of its additional audit procedures; the outcome of the Company’s appeal of the Staff Determination and request for an extended stay; the duration of any extension that may be granted by Nasdaq; and the risk that the Company will be unable to meet Nasdaq’s continued listing requirements. The foregoing review of important factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements set forth in reports filed with the SEC, including the Company’s current reports on Form 8-K, quarterly reports on Form 10-Q and its annual report on Form 10-K. Undue reliance should not be placed on any forward-looking statement contained herein. These statements reflect the Company’s position as of the date hereof. The Company expressly disclaims any undertaking to release publicly any updates or revisions to any statements to reflect any change in the Company’s expectations or any change of events, conditions, or circumstances on which any such statement is based.

TRIMBLE INC.
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

		By:	/s/ Phillip Sawarynski
Phillip Sawarynski
Date:	November 7, 2024		Chief Financial Officer